UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 9, 2020, Gamida Cell Ltd. (“Gamida Cell” or the “Company”) issued a Report on Form 6-K, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing that it will be providing an update on the Company’s Phase 3 clinical study of omidubicel, commercial readiness plan and pipeline overview at its virtual Pipeline Deep Dive event. A copy of the presentation the Company provided at the event is furnished as Exhibit 99.2 to this Report on Form 6-K.

Details of Phase 3 Endpoints

As previously reported, Gamida Cell achieved positive topline results from its Phase 3 clinical study evaluating the safety and efficacy of omidubicel. The median time to neutrophil engraftment was 12 days for patients randomized to omidubicel compared to 22 days for the comparator group (p<0.001). Neutrophil engraftment is a measure of how quickly the stem cells a patient receives in a transplant are established and begin to make healthy new cells, and rapid neutrophil engraftment has been associated with fewer infections and shorter hospitalizations.

During its virtual Pipeline Deep Dive event today, Gamida Cell announced the details of achieving all three of the prespecified secondary endpoints of the study, analyzed in all randomized patients (intent-to-treat). These secondary endpoints were the proportion of patients who achieved platelet engraftment by day 42, the proportion of patients with grade 2 or grade 3 bacterial or invasive fungal infections in the first 100 days following transplant, and the number of days alive and out of the hospital in the first 100 days following transplant. All three secondary endpoints demonstrated statistical significance in an intent-to-treat analysis.

●	Platelet engraftment was significantly accelerated with omidubicel, with 55 percent of patients randomized to omidubicel achieving platelet engraftment at day 42, compared to 28 percent for the comparator (p = 0.028).

●	Infection rates were significantly reduced for patients randomized to omidubicel. The cumulative incidence of first grade 2 or grade 3 bacterial or invasive fungal infection for patients randomized to omidubicel was 37 percent, compared to 57 percent for the comparator (p = 0.027).

●	Total days in hospital were reduced in patients randomized to omidubicel. The median number of days alive and out of hospital for patients randomized to omidubicel was 60.5 days, compared to 48.0 days for the comparator (p = 0.005).

The international, multi-center, randomized Phase 3 study for omidubicel was designed to evaluate the safety and efficacy of omidubicel in patients with hematologic malignancies undergoing allogeneic bone marrow transplant compared to a comparator group of patients who received a standard umbilical cord blood transplant.

The Company anticipates reporting the full data set in a peer-reviewed setting in the first half of 2021. These pivotal data form the basis of a Biologics License Application (BLA) that Gamida Cell expects to initiate on a rolling basis before the end of this year. Gamida Cell is preparing to be launch ready in anticipation of potential FDA approval as early as the fourth quarter of 2021, subject to ongoing FDA discussions on manufacturing, quality and other matters.

Commercial Readiness

The Company discussed the market potential for omidubicel and launch plans. These included quantifying the market opportunity and keys aspects for a successful launch.

As it prepares for the potential commercial launch of omidubicel, the Company also announced plans for the Gamida Cell Assist program, which has been designed to focus on patient access and support of every individual and their caregiver at each step of the transplant process. Once the program is launched, the Gamida Cell Assist case management team would provide a consistent, single point of contact for patients and health care professionals. This team would work with the transplant center to track each individual patient’s omidubicel therapy and provide real-time updates on the status of the therapy. Gamida Cell Assist is also designed to provide additional services, including coverage and reimbursement support, and patient and caregiver support, which may include financial, travel, and lodging assistance.

Update on Natural Killer Cell Therapy GDA-201

In an oral presentation at the recent American Society of Hematology (ASH) 62nd Annual Meeting, it was shown that GDA-201 was well tolerated and no dose limiting toxicities were observed in the Phase 1 clinical study. GDA-201 demonstrated significant clinical activity in patients with non-Hodgkin lymphoma, with 13 complete responses and one partial response observed in 19 patients, for a response rate of 74 percent.

Phase 2 Study of Omidubicel in Patients with Severe Aplastic Anemia

In a poster presentation at ASH, it was shown that patients with severe aplastic anemia treated with omidubicel achieved sustained early engraftment. These data, which were presented on December 5 by Mohamed Samour, M.D., Hematology Branch, National Heart, Lung, and Blood Institute, Bethesda, MD, are the first evidence that omidubicel can result in rapid engraftment and can achieve sustained hematopoiesis in patients who are at high risk for graft failure with conventional umbilical cord blood transplant.

This Report on Form 6-K contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to timing of initiation and progress of and data reported from the clinical trials of Gamida Cell’s product candidates, anticipated regulatory filings, launch readiness and FDA approval, commercialization efforts and Gamida Cell’s expectations regarding its projected ongoing operating activities, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, the events and circumstances discussed in such forward-looking statements may not occur, and Gamida Cell’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this Report on Form 6-K and are based on information available to Gamida Cell as of the date of this release.

This Report on Form 6-K, excluding the exhibits attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press Release, dated December 9, 2020, Gamida Cell Provides Pipeline Update, Including Detailed Results of Pivotal Phase 3 Clinical Study of Omidubicel, and Prepares to Start BLA Submission by End of 2020

99.2	Presentation, dated December 9, 2020, Inspired to Cure: Pipeline Deep Dive

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

December 9, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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